SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            DOV PHARMACEUTICAL, INC.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    259858108
                                 --------------
                                 (CUSIP Number)

                                 Samuel D. Isaly
                              OrbiMed Advisors LLC
                               OrbiMed Capital LLC
                                767 Third Avenue
                               New York, NY 10010
                            Telephone: (212) 739-6400
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                              Paul Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 August 3, 2006
                                 --------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.
Check the following box if a fee is being paid with this Statement |_|.

CUSIP No. 259858108

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Samuel D. Isaly
     -----------------------------------------------------------------------
     -----------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|: (a)
        --------------------------------------------------------------------

|_|: (b)
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        --------------------------------------------------------------------

(3)  SEC Use Only


(4)  Source of Funds (See Instructions) AF
                                      ------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|: ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization United States
                                         ---------------------------------------
     ---------------------------------------------------------------------------
-------------------
 Number of Shares             (7)   Sole Voting Power   0
                                                      --------------------------
   Beneficially
  Owned by Each               (8)   Shared Voting Power   0
                                                        ------------------------
    Reporting
   Person With                (9)   Sole Dispositive Power   0
                                                           ---------------------

                             (10)   Shared Dispositive Power   0
                                                            --------------------

-------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person   0
                                                                  --------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
|_|: ---------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11)   0%
                                                         -----------------------
     ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) HC
                                                 -------------------------------

(1)  Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

     OrbiMed Advisors LLC
     ---------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

|_|:    (a) --------------------------------------------------------------------

|_|:    (b) --------------------------------------------------------------------


(3)  SEC Use Only --------------------------------------------------------------
     ---------------------------------------------------------------------------

(4) Source of Funds (See Instructions) WC
                                      ------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|:----------------------------------------------------------------------------

(6) Citizenship or Place of Organization Delaware
                                         ---------------------------------------

-------------------
 Number of Shares             (7)  Sole Voting Power   0
                                                     ---------------------------
   Beneficially
  Owned by Each               (8)  Shared Voting Power   0
                                                       -------------------------
    Reporting
   Person With                (9)  Sole Dispositive Power   0
                                                          ----------------------

                             (10)  Shared Dispositive Power   0
                                                           ---------------------
-------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    0
                                                                      ----------
      --------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
|_|:  --------------------------------------------------------------------------


(13)  Percent of Class Represented by Amount in Row (11)   0%
                                                         -----------------------
      --------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions) IA
                                                --------------------------------

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     OrbiMed Capital LLC
     -----------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

|_|: (a) -----------------------------------------------------------------------


|_|: (b) -----------------------------------------------------------------------
         -----------------------------------------------------------------------


(3)  SEC Use Only


(4)  Source of Funds (See Instructions) WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|: ---------------------------------------------------------------------------


(6) Citizenship or Place of Organization   Delaware
                                           -------------------------------------
     ---------------------------------------------------------------------------

-------------------
 Number of Shares             (7)  Sole Voting Power   0
                                                      -------------------------
   Beneficially
   Owned by Each              (8)  Shared Voting  0
    Reporting
   Person With                (9)  Sole Dispositive Power   0
                                                          ----------------------

                             (10)  Shared Dispositive Power   0
                                                           ---------------------

-------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person 0___

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
|_|:  --------------------------------------------------------------------------


(13)  Percent of Class Represented by Amount in Row (11)   0%
                                                            --------------------
      --------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)   IA
                                                  -- -----------------------

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this statement on Schedule 13D relates is the Common Stock (the "Shares") of DOV Pharmaceutical, Inc. (the "Issuer"), with its principal executive offices located at 433 Hackensack Avenue, Hackensack, NJ 07601.

Item 2.  Identity and Background.
         -----------------------

         (a) This statement is being filed by Samuel D. Isaly, an individual ("Isaly"), and by OrbiMed Advisors LLC and OrbiMed Capital LLC, limited liability companies organized under the laws of Delaware. Isaly is a control person with respect to OrbiMed Advisers LLC and OrbiMed Capital LLC (these three persons collectively, the "OrbiMed persons").

         (b)-(c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain clients that held Shares of the Issuer, as more particularly described in Item 6 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, New York, NY 10017.

         OrbiMed Capital LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 767 Third Avenue, New York, NY 10017.

         Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

         The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, respectively, attached hereto. Each of these schedules sets forth the following information with respect to each such person:

          (i)   name;

          (ii)  business address (or residence address where indicated);

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv)  citizenship.

         (d)-(e) During the last five years, neither the Reporting Persons nor any Person named in any of the Schedules hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Isaly is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         OrbiMed Advisors LLC and OrbiMed Capital LLC, under the respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to, as the case may be, Caduceus Private Investments, LP, OrbiMed Associates LLC and UBS Juniper Crossover Fund L.L.C., as more particularly referred to in Item 6 below, caused these clients to acquire 817,400 Shares of the Issuer. As a result of their common control and/or mutual affiliation, the Reporting Persons were the beneficial owners of approximately 5.11% of the outstanding Shares of the Issuer.

         From August 3 to August 8, 2006, OrbiMed Advisors LLC and OrbiMed Capital LLC, under the respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to, as the case may be, Caduceus Private Investments, LP, OrbiMed Associates LLC and UBS Juniper Crossover Fund L.L.C., as more particularly referred to in Item 6 below, caused these clients to dispose of 817,400 Shares of the Issuer. As a result of their common control and/or mutual affiliation, the Reporting Persons are the beneficial owners of approximately 0% of the outstanding Shares of the Issuer.

Item 4.   Purpose of Transaction.
          ----------------------

         As described more fully in Item 3 above, this statement relates to the disposition of Shares by the Reporting Persons. The Shares initially had been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of their respective advisory clients. The Shares were disposed so as to terminate the investment.

         The OrbiMed persons had been granted the right to nominate a representative to the Board of Directors (the "Board") of the Issuer, and nominated to that position Jonathan T. Silverstein, an officer of OrbiMed Advisors LLC and OrbiMed Capital LLC. Effective May 22, 2006, Mr. Silverstein resigned from the Board of the Issuer.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a)-(b) The Reporting Persons have no continuing direct or indirect beneficial interest in securities of the Issuer. Pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital LLC, Isaly owns a controlling interest in the outstanding limited liability company interests of each OrbiMed entity.

          (c) Except as disclosed in Item 3, the Reporting Persons have not effected any transaction in the Securities during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

          In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital LLC is the general partner of Caduceus Private Investments, LP ("Caduceus"), a private equity fund, pursuant to the terms of its limited partnership agreement. OrbiMed Advisors LLC acts as managing member of OrbiMed Associates LLC ("Associates") pursuant to the terms of its limited liability company agreement. OrbiMed Advisors LLC, through a joint venture with UBS Fund Advisor, L.L.C. entitled UBS Juniper Management, L.L.C., acts as investment manager of UBS Juniper Crossover Fund L.L.C. ("Juniper"), a registered investment company, pursuant to the terms of the UBS Juniper Crossover Fund, L.L.C. investment advisory agreement. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital LLC have discretionary investment management authority with respect to the assets of Caduceus, Associates and Juniper. As noted above under Item 4, Jonathan T. Silverstein, an officer of OrbiMed Advisors LLC and OrbiMed Capital LLC, has resigned from the Board of Directors of the Issuer and, accordingly, the Reporting Persons no longer have the ability to effect and influence control of the Issuer.

          Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Materials to be filed as Exhibits.

Exhibit                             Description
-------                             -----------

   A. Limited Partnership Agreement of Caduceus Private Investments, LP, together with the First Amendment to the Limited Partnership Agreement, and the Second Amendment to the Limited Partnership Agreement (incorporated by reference to Exhibit A to Schedule D filed on July 16, 2003).

   B. Limited Liability Company Agreement of OrbiMed Associates LLC (incorporated by reference to Exhibit B to Schedule D filed on July 16, 2003).

   C. Investment Advisory Agreement between PW Juniper Management, LLC and UBS Juniper Crossover Fund, LLC (incorporated by reference to Exhibit C to Schedule D filed on July 16, 2003).

   D. Joint Filing Agreement among Samuel D. Isaly, OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Advisors Inc. (filed herewith).


Signature
---------
                                       7

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 14, 2006





                                              OrbiMed Advisors LLC

                                              By:   /s/ Samuel D.Isaly
                                                    ---------------------------
                                                    Name:  Samuel D. Isaly
                                                    Title: Managing Partner


                                                    OrbiMed Capital LLC

                                                    By: /s/ Samuel D. Isaly
                                                    ----------------------------
                                                    Name:  Samuel D. Isaly
                                                    Title: Managing Partner


                                                    By: /s/ Samuel D. Isaly
                                                    ----------------------------
                                                    Name:  Samuel D. Isaly




                                   Schedule I

          The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has as a business address 767 Third Avenue, New York, NY 10017.
================================================================================
                             Position with Reporting
  Name                              Person                  Principal
                                                            Occupation
--------------------------------------------------------------------------------
Samuel D. Isaly              Managing Partner               Partner
                                                            OrbiMed Advisors LLC

--------------------------------------------------------------------------------
Michael Sheffery             Partner                        Partner
                                                            OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Carl L. Gordon               Partner                        Partner

                                                            OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Sven Borho                   Partner                        Partner
  German and Swedish Citizen                                OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Jonathan T. Silverstein      Partner                        Partner
                                                            OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Eric A. Bittelman            Chief Financial Officer        CFO/CCO
                              and Chief Compliance          OrbiMed Advisors LLC
                               Officer
================================================================================

                                   Schedule II

================================================================================
                       Position with Reporting
     Name                     Person                        Principal
                                                            Occupation
--------------------------------------------------------------------------------
Samuel D. Isaly              Managing Partner               Partner
                                                            OrbiMed Capital LLC
--------------------------------------------------------------------------------
Michael Sheffery              Partner                       Partner
                                                            OrbiMed Capital LLC
--------------------------------------------------------------------------------
Carl L. Gordon                Partner                       Partner
                                                            OrbiMed Capital LLC
--------------------------------------------------------------------------------
Sven Borho                    Partner                       Partner
 German and Swedish Citizen                                 OrbiMed Capital LLC
--------------------------------------------------------------------------------
Jonathan T. Silverstein       Partner                       Partner
                                                            OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Eric A. Bittelman            Chief Financial Officer        CFO/CCO
                             And Chief Compliance           OrbiMed Capital LLC
                             Officer
================================================================================

                                  EXHIBIT INDEX


--------------------------------------------------------------------------------
  Exhibit                      Description
--------------------------------------------------------------------------------
A.       Joint Filing Agreement among OrbiMed Advisors LLC,
              OrbiMed Capital LLC, and Samuel D. Isaly
--------------------------------------------------------------------------------




                                                                       Exhibit A

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the Statement on this Schedule 13D, dated August 14, 2006 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of DOV Pharmaceutical, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


            IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of August, 2006.


                                                   OrbiMed Advisors LLC


                                                   By: /s/ Samuel D. Isaly
                                                   --------------------------
                                                   Name: Samuel D. Isaly
                                                   Title: Managing Partner


                                                   OrbiMed Capital LLC

                                                   By: /s/ Samuel D. Isaly
                                                   --------------------------
                                                   Name: Samuel D. Isaly
                                                   Title: Managing Partner


                                                   By: /s/ Samuel D. Isaly
                                                   --------------------------
                                                   Name: Samuel D. Isaly